UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

SoFi Technologies, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
83406F102
(CUSIP Number)

Kenneth A. Siegel, Esq.	Scott Lesmes, Esq.
Morrison & Foerster LLP	David P. Slotkin, Esq.
Shin-Marunouchi Building, 29th Floor	Morrison & Foerster LLP
5-1, Marunouchi 1-Chome	2100 L Street, NW, Suite 900
Chiyoda-ku, Tokyo, 100-6529 Japan	Washington, DC 20037
011-81-3-3214-6522	(202) 887-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 1, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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CUSIP NO. 83406F102

1	NAMES OF REPORTING PERSONS
Delaware Project 10 L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
95,281,895

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
95,281,895

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
95,281,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 828,591,590 Shares outstanding on February 15, 2022, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 1, 2022, plus 81,856,112 Shares issued on March 3, 2022 in connection with the Issuer’s acquisition of Technisys S.A., as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on March 3, 2022.

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

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CUSIP NO. 83406F102

1	NAMES OF REPORTING PERSONS
SoftBank Group Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
95,281,895

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
95,281,895

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
95,281,895

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.5%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 828,591,590 Shares outstanding on February 15, 2022, as reported by the Issuer in its Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 1, 2022, plus 81,856,112 Shares issued on March 3, 2022 in connection with the Issuer’s acquisition of Technisys S.A., as reported by the Issuer in its Current Report on Form 8-K, filed with the SEC on March 3, 2022.

(The terms used above are defined in the Explanatory Note of this Schedule 13D Amendment, and in Items 1, 2 and 6 of the Schedule 13D).

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CUSIP NO. 83406F102

EXPLANATORY NOTE

This Amendment No. 3 (this “Schedule 13D Amendment”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2021, as amended by the Schedule 13D Amendment No. 1 filed with the SEC on July 23, 2021 and Schedule 13D Amendment No. 2 filed with the SEC on November 15, 2021  (collectively, the “Schedule 13D”), is being filed on behalf of SoftBank Group Corp., a Japanese kabushiki kaisha (“SoftBank”), and its wholly owned subsidiary Delaware Project 10 L.L.C, a Delaware limited liability company (“Project 10 LLC”, and together with SoftBank, the “Reporting Persons”), with respect to the common stock, par value $0.0001 per share (the “Shares”), of SoFi Technologies, Inc., a Delaware corporation (the “Issuer”).

Other than as set forth below, all Items in the Schedule 13D are materially unchanged.  Capitalized terms used in this Schedule 13D Amendment which are not defined herein have the meanings given to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

On April 1, 2022, Messrs. Michel Combes and Carlos Medeiros, members of the board of directors (the “Board”) of the Issuer, notified the Board that each would not stand for re-election as a director. Each of Messrs. Combes and Medeiros’s decision not to stand for re-election was not due to any disagreement with the Issuer on any matter relating to the Issuer or its operations, policies or practices. Messrs. Combes and Medeiros’s terms will end as of the Issuer’s 2022 annual meeting of stockholders.

On April 1, 2022, Project 10 LLC notified the Issuer of its permanent waiver of the Reporting Persons’ rights to appoint three nominees to the Board, including one independent nominee, under Sections 3.3(a) and 3.4(a) of the Shareholders’ Agreement, dated May 28, 2021, by and among the Issuer, SCH Sponsor V LLC, a Cayman Islands limited liability company, and certain former shareholders of Social Finance, Inc., a Delaware corporation, identified on the signature pages thereto.

Notwithstanding the above-described actions, the Reporting Persons remain supportive of the Company, its mission and its management.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

The information contained in Item 4 of this Schedule 13D Amendment is incorporated herein by reference.

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CUSIP NO. 83406F102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2022

SOFTBANK GROUP CORP.

By:	/s/ Natsuko Ohgo
Name:	Natsuko Ohga
Title:	Head of Corporate Legal

DELAWARE PROJECT 10 L.L.C.

By:	/s/ Michel Combes
Name:	Michel Combes
Title:	Manager

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